UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Power Solutions International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35944	33-0963637
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

201 Mittel Drive, Wood Dale, Illinois 60191
(Address of principal executive offices)	(Zip code)

Kelly Crosier (630) 350-9400

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the “SEC”), Power Solutions International, Inc. (the “Company”) has undertaken efforts to determine its conflict minerals1 reporting requirements for the period from January 1 to December 31, 2018.

[1]

The term “conflict mineral” is defined by Form SD as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives, which are currently limited to tantalum, tin and tungsten; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on our website at www.psiengines.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02	Exhibit

The Company’s Conflict Minerals Report is included as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Caution Regarding Forward-Looking Statements

This Conflict Minerals Report includes information that constitutes forward-looking statements. These forward-looking statements are entitled to the safe-harbor provisions of Section 21E of the Securities Exchange Act of 1934. The Company has tried to identify these forward-looking statements by using words such as “anticipate,” “believe,” “budgeted,” “contemplate,” “estimate,” “expect,” “forecast,” “guidance,” “may,” “outlook,” “plan,” “projection,” “should,” “target,” “will,” “would,” or similar expressions, but these words are not the exclusive means for identifying such statements. These forward-looking statements include statements regarding the Company’s products, product sourcing and markets and conflict minerals due diligence and compliance and mitigation plans. These statements are subject to a number of risks, uncertainties, and assumptions that may cause actual results, performance or achievements to be materially different from those expressed in, or implied by, such statements.

The Company cautions that the risks, uncertainties and other factors that could cause its actual results to differ materially from those expressed in, or implied by, the forward-looking statements, include, without limitation: management’s ability to obtain cooperation from suppliers and successfully carry out conflict minerals compliance and mitigation plans.

The Company’s forward-looking statements are presented as of the date hereof. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Power Solutions International, Inc.

/s/ Charles F. Avery, Jr.
By: Charles F. Avery, Jr, Chief Financial Officer	DATE: May 31, 2019

3